March 28, 2011

VIA EDGAR

Ms. Cecilia Blye

Chief, Office of Global Security Risk

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Hertz Global Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 25, 2011

File No. 1-33139

Dear Ms. Blye:

This letter sets forth the responses of Hertz Global Holdings, Inc. (the “Company”) to the comments contained in your letter, dated March 18, 2011, relating to the Hertz Global Holdings, Inc. Form 10-K for the year ended December 31, 2010 filed with the Securities and Exchange Commission (the “Commission”) on February 25, 2011.  The Staff’s comments are set forth in bold text below, and the Company’s responses are set forth in plain text immediately beneath each comment.

General

1.              You disclose on pages 2 and 7 in your Form 10-K that you operate in Latin America, Africa, and the Middle East, regions that can be understood to include Cuba, Sudan, Syria, and Iran.  In addition, in your letter dated November 2, 2006, you advised us that you intended to maintain a presence in Syria through a franchisee or licensee.  It also appears from public information that Hertz conducts car rental operations in Syria.

Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  You do not include any information about contacts with those countries in your Form 10-K.  Please describe to us your past, current, and anticipated contacts with each of the referenced countries, whether through subsidiaries, affiliates, franchisees, licensees, dealers, independent contractors, or other direct or indirect arrangements, since your letter to us dated November 2, 2006.  Your response should describe any goods, equipment, services, technology, or support that you have provided into Cuba, Iran, Sudan, and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by them.

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company does not currently conduct business in Cuba, Iran, Sudan or Syria, including through any of the Company’s subsidiaries, affiliates, franchisees, licensees, dealers, independent contractors, or other direct or indirect arrangements.  As noted in the Company’s letter to the Staff dated as of November 2, 2006, the Company previously conducted car rental operations in three locations in Syria through a single franchisee, Syria Cars and Services Ltd. (the “Franchisee”).  The Company does not believe that the Franchisee was an entity controlled by the government of Syria.  The Company terminated the franchise agreement with the Franchisee in May 2008 due to the Franchisee’s unsatisfactory operating performance and ceased conducting car rental operations in Syria following the termination of that agreement.  While the Company continues to explore its alternatives with respect to maintaining a presence in Syria through a franchisee or licensee, the Company does not have any definitive plans to re-enter the Syrian market. In addition, the Company further advises the Staff that at no point did the Company conduct any equipment rental business in Syria, directly or indirectly, and the Company has no current plans to enter the equipment rental market in Syria.  The Company has not provided any goods, equipment, services, technology, or support into Cuba, Iran, Sudan or Syria and is not a party to any agreements or commercial arrangements.  It also has not had any other contacts with the governments of those countries or entities controlled by them since November 2, 2006, except as discussed above.

The Company maintains contacts in Syria for the purpose of protecting the Company’s assets, particularly the Company’s rights in the Hertz name and trademark.  The Company may from time to time maintain contacts in Cuba, Iran or Sudan for the purpose of protecting the Company’s rights in the Hertz name and trademark.

The Company supplementally advises the Staff that it is the Company’s regular practice to consult with outside counsel experienced in matters of United States law relating to sanctions, embargoes and similar restrictions with respect to countries such as Cuba, Sudan, Syria and Iran that may be viewed as state sponsors of terrorism or be otherwise subject to trade restrictions. The Company has relied in part on the advice of outside counsel to confirm its understanding that its former activities in Syria through the car rental operations of the Franchisee were not unlawful.

2.              Please tell us whether, to the best of your knowledge, understanding, and belief, any of the goods, equipment, or technology, including any air compressors, you have provided or intend to provide, directly or indirectly, into Cuba, Iran, Sudan, and Syria are dual use items.

As described in the response to comment 1 above, the Company has not provided any goods, equipment, services, technology or support into Cuba, Iran or Sudan since November 2, 2006 or Syria since the termination of the Company’s Syrian franchise agreement in 2008.  To the best of the Company’s knowledge, understanding and belief, none of the goods, equipment, services, technology, or support provided by the Company into Syria prior to the termination of the Syrian franchise agreement were dual use items.

As noted in our response to comment 1 above, at no point since November 2, 2006 did the Company conduct any equipment rental business in Syria, directly or indirectly and the Company has not provided any air compressors into Syria.

The Company hereby acknowledges that:

•                                              the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                              the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for its courtesies.  If you have any questions regarding this letter, please do not hesitate to call me at (201) 307-2000.

Sincerely,

/s/ Elyse Douglas
Elyse Douglas

cc:  Pradip Bhaumik

Max Webb

Securities and Exchange Commission